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                               December 4, 2020

       Mario Schlosser
       Chief Executive Officer
       Mulberry Health Inc.
       75 Varick Street, 5th Floor
       New York, NY 10013

                                                        Re: Mulberry Health
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001568651

       Dear Mr. Schlosser:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Hi, We're Oscar, page 1

   1. We note your disclosure that you are "the third largest for-profit national provider" in the
                                                        Individual market.
Please disclose your basis for this statement. Additionally clarify if you mean you are the
third largest in a specific state, in all 15 states where you operate or otherwise.
       Summary Consolidated Financial and Other Data
       Key Operating and Non-GAAP Financial Metrics, page 12

   2. We note that Health insurance subsidiary adjusted administrative expenses of $257.1
 Mario Schlosser
Mulberry Health Inc.
December 4, 2020
Page 2
         million is the basis for your InsuranceCo Administrative expense ratio calculation in 2019 which is reconciled to selling, general and administrative expenses of health insurance subsidiaries of $224.9 million, a non-GAAP measure. Please revise your disclosure to reconcile to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B).
3. Tell us why it is appropriate to remove your premium deficiency reserves from your
         InsuranceCo Administrative Expense Ratio as disclosed in sub-note (a) to footnote (6). In this regard, it appears to be a normal, recurring, cash operating expense. See Question
         100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
         In your response also tell us your consideration for including this reserve in your Medical
         Loss Ratio as it represents future claims to be incurred.
4. You disclose depreciation and amortization separately from your selling, general and administrative expenses in your statement of operations and comprehensive loss. Please tell us why you do not appear to allocate any depreciation and/or amortization to your
         Medical Loss Ration, InsuranceCo Administrative Expense Ratio and resulting
         InsuranceCo Combined Ratio when presumably at least some of the underlying assets are used in the claims processing and administrative function.
5. We note you disclose Adjusted EBITDA of $129.5 million for your health insurance subsidiaries and $92.7 million for Holdco and its non-health insurance subsidiaries in footnote (c) of your Adjusted EBITDA reconciliation to the most directly comparable
         GAAP financial performance measure. These each appear to be non-GAAP measures.
         Please provide a reconciliation of each to reflect how these allocations reconcile to respective GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation
S-K.
Risk Factors
We rely on relationship with the Oscar Medical Group, page 30

6. Please explain what your relationship is with Oscar Medical Group. If it is a related party or affiliate, please disclose, and explain in what manner it is so. Additionally, in the
         Business section disclose the material terms of your management agreements with Oscar
         Medical Group. File these agreements as exhibits to your registration statement, or tell us why this is not required.
Use of proceeds, page 51

7. Please state the approximate amount intended to be used for each purpose listed in the first sentence of the second paragraph, or tell us why you are unable to do
so.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our  Business
FirstName     Model, page 60
           LastNameMario   Schlosser
Comapany
8.       NameMulberry
     Please               Health Inc.
             disclose membership for the periods presented by market, product and plan and discuss
December      material
         4, 2020  Pageperiod
                       2     over period changes.
FirstName LastName
 Mario Schlosser
FirstName LastNameMario  Schlosser
Mulberry Health Inc.
Comapany4,
December  NameMulberry
             2020        Health Inc.
December
Page 3    4, 2020 Page 3
FirstName LastName
Innovative Partnerships, page 62

9. Please disclose the number of partnerships with other payers and providers in which co-
         branded insurance is powered by your platform for the periods presented and discuss significant period over period changes.
Key Factors Affecting Performance, page 67

10. Please disclose new and retained membership for the periods presented and discuss significant period over period changes.
Critical Accounting Policies and Estimates
Benefits Payable, page 76

11. We note that incurred but not reported claims are generally more heavily weighted to the
         "most recent months" as characterized in the second and third paragraphs on page 77.
         Given that "completion factors are the most significant factors [you] use in developing
         [your] benefits payable estimates for periods prior to the most recent months," and that it appears that trend factors are more significant to the estimate for the most recent months, please:
             Revise your disclosure to place a more definitive time frame on the "most recent months," for example, whether this is two, three or more months;
and
             Tell us your consideration for providing separate benefits payable sensitivity information for reasonably likely changes in trend factors.
Business
We Help our Members Find the Right Doctor, page 91

12. You disclose that your technology saves Oscar and members money by routing care to high value providers. Please enhance your disclosure to describe how you define a high value provider.
13. Please disclose how you determined and calculated that the care routing feature in Oscar resulted in estimate median member savings of approximately 6% for the nine months ended September 30, 2020 for members who accepted the top recommendation.
Our Network, page 96

14. Please disclose the nine largest health systems in the U.S. that are part of your network.
Business
Reinsurance, page 100

15. We note your disclosure on page 78 that you have reinsurance agreements with two reinsurers. Please disclose the percentage of coverage ceded to each reinsurer, the nature and amount of collateral in trust under the contracts and any related party information, if
 Mario Schlosser
Mulberry Health Inc.
December 4, 2020
Page 4
         applicable. In addition, please file these agreements as exhibits to the registration statement or advise why you are not required to do so.
Executive Compensation, page 117

16. We note that you have filed employment offer letters for Mr. Schlosser, Mr. Klein and
         Ms. Joyce as Exhibits 10.11, 10.12 and 10.13. Please describe the material terms of these employment agreements. Refer to Item 402(o)(1) of Regulation S-K. Certain Relationships and Related Party Transactions, page 127

17. Please revise footnotes (1), (2) and (4) to the table on page 128 to disclose the relationship between you and the respective related party entity.
Exclusive Venue, page 137

18. We note that your forum selection provision identifies a state court located within the
         State of Delaware as the exclusive forum for certain litigation,
including any    derivative
         action    and that the federal district courts are the sole and
exclusive forum for the
         resolution of any complaint asserting a cause of action arising under the Securities Act.
         Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Premium Deficiency Reserve ("PDR"), page F-10

19. You disclose that you charge any PDR to selling, general and administrative expenses.
         Please tell us why you do not charge any PDR to claims incurred expense when a premium deficiency essentially represents future expected claims in excess of future premiums to be earned on existing policies. Reference for us any authoritative literature you rely upon to support your accounting/classification and tell us what journal entries you make in a hypothetical future period assuming the anticipated premium deficiency indeed comes to fruition.
Note 7: Regulation
Regulatory Capital and Dividend
FirstName LastNameMario         Restrictions, page F-21
                           Schlosser
Comapany
20.      NameMulberry
     Please  disclose your Health Inc.
                           statutory net income or loss for 2019. See Rule
7-03(a)23(c) of
     Regulation   S-X.
December 4, 2020 Page 4
FirstName LastName
 Mario Schlosser
FirstName LastNameMario  Schlosser
Mulberry Health Inc.
Comapany4,
December  NameMulberry
             2020        Health Inc.
December
Page 5    4, 2020 Page 5
FirstName LastName
Note 8: Benefits Payable, page F-22

21. It is apparent that your benefits reserve rollforward on page F-23 does not include claims adjustment expenses (CAE) as required by ASC 944-40-50-3. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your accounting and/or disclosure:
             Revise your disclosure to include CAE in this rollforward or tell us why it is not required and/or why your presentation is appropriate;
             Revise your accounting and disclosure to include CAE with the associated claims expense as required by Rule 7-04.5 of Regulation S-X or tell us why it is not required; and
             Confirm for us that none of your CAE is allocated to your claims incurred and paid presented in your claims development table presented on page F-22 or revise those tables as required by ASC 944-40-50-4B.
22. Please tell us why the reinsurance recoverable of $76.2 million in the reconciliation of total benefits payable at December 31, 2019 on page F-23 differs significantly from the
         $516.1 million presented on your balance sheet. To the extent that the difference relates to reinsurance recoverable on paid losses, given that the reconciliation under ASC 944-40-
         50-4C requires disclosure of reinsurance recoverable on unpaid claims, tell us:
             Why such a significant amount of ceded claims in 2019 have yet to be collected from reinsurers given the claims payments made and short tail associated with health insurance claims; and
             How any delayed payment or collection terms qualify your reinsurance contracts for reinsurance accounting under ASC 944-20-15-40, with specific emphasis on sub-
              paragraph b.
Exhibits

23. Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following partnerships or agreements in the prospectus:
             affiliations with Tenet Healthcare and AdventHealth on pages 31; partnership with Cleveland Clinic on page 62, 85, and 97; partnership with Cigna on pages 85 and 86;
             partnerships with Montefiore, Holy Cross and Memorial Health on pages 85-86;
             prescription benefits management provided by CareMarkPCS Health on page 33;
             Tenth Amended and Restated Investors' Rights Agreement on page
128;
             Tenth Amended and Restated First Refusal and Co-Sale Agreement on page 129; and
             various technology service agreements with affiliates of Alphabet Holdings LLC on page 129.
General

24. Please provide us with supplemental copies of all written communications, as defined
 Mario Schlosser
Mulberry Health Inc.
December 4, 2020
Page 6
         in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
25. We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate ("CAGR"). Please balance your disclosure by also discussing that such growth trends may not continue.
       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMario Schlosser                            Sincerely,
Comapany NameMulberry Health Inc.
                                                             Division of
Corporation Finance
December 4, 2020 Page 6                                      Office of Finance
FirstName LastName